Bitstream Inc. 500 Nickerson Road Marlborough, MA 01752-4695

www.bitstream.com	Phone 617.497.6222
Fax 617.868.0784

July 23, 2010

Securities and Exchange Commission Washington, D.C. 20549 Division of Corporate Finance
Attn:	Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant

RE:	Bitstream Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-21541

Dear Mr. Gilmore:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 25, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”) of Bitstream Inc. (the “Company”), as well as our response dated May 28, 2010 to your prior comment letter dated April 30, 2010. In order to facilitate your review of the company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note (3) Income Taxes, page F-13

1.	We note your response to prior comment number 6 and note that your response does not address how you considered providing further quantitative breakdown of the “other” line item. In this regard, we note that it appears as if several of the reconciling items included in the “other” line item meet the quantitative threshold described in Rule 4-08(h)(2) of Regulation S-X. Please tell us how you considered Rule 4-08(h)(2) of Regulation S-X.

June 23, 2010

The “other” line item in the tax rate reconciliation is composed of the following:

Foreign Tax Expense	$37,354	3.5%
Foreign Tax Credits	(110,000)	-10.4%
Federal Research and Development Credits	(82,902)	-7.8%
State Research and Development Credits	(34,765)	-3.3%
Other permanent tax differences	11,377	1.6%

	$(173,236)	-16.4%

In our assessment of the disclosure requirements of Rule 4-08(h)(2) of Regulation S-X, we determined that separate presentation of the two components greater than 5% (foreign tax credits and federal research and development credits) was not necessary for adequate disclosure because of their relatively low dollar amounts and percentages coupled with the related disclosures in the text of the income tax footnote. In future filings, we will continue to evaluate the components of the rate reconciliation to determine if additional disclosure is required and will break out any component representing more than 5%.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010)

General

2.	It does not appear you have included any of the disclosures required by our recent amendments to the proxy rules. Refer to SEC Release No. 34-61175, Proxy Disclosure Enhancements, effective February 28, 2010. Please amend your Form 10-K to provide all of the information applicable to you in connection with the Proxy Disclosure Enhancements.

We have reviewed SEC Release No. 34-61175, Proxy Disclosure Enhancements, effective February 28, 2010 and considered this release in our responses below. I respectfully request that upon review of the additional disclosure and disclosure changes that you consider our request to include the appropriate disclosure on a prospective basis in future filings and to not amend our Form 10-K for 2009. If we are required to file an amended Form 10-K for 2009 we will do so as soon as practicable.

June 23, 2010

A)	Proposal 1 – Election of Directors

Nominees for Directors, page 3

The information presented includes information each nominee has given us about the nominee’s age, all the positions the nominee holds, the nominee’s principal occupation and business experience for at least the past five years and the names of other publicly-held companies for which the nominee currently serves as a director. We believe that all of our directors have a reputation for integrity, honesty and the ability to exercise sound judgment.

George B. Beitzel has been a director of the Company since April 1989. Mr. Beitzel retired in 1987 from International Business Machines Corporation (“IBM”), where he held numerous positions including serving as a member of the IBM Board of Directors and Corporate Office. Mr. Beitzel currently serves on the Board of Directors of Actuate Corporation. The Nominating and Corporate Governance Committee determined that Mr. Beitzel is qualified to serve as a director of the Company because he possesses particular knowledge and experience, including prior operational and leadership experience in the software industry.

Anna M. Chagnon has been a director of the Company since May 2003. Ms. Chagnon has served as our Chief Executive Officer since October 2003. She has also served as our President since June 2000 and as General Counsel since July 1997. She previously served as Chief Operating Officer from August 1998 to October 2003, and Chief Financial Officer from August 1998 to March 2003. From July 1997 to August 1998, she served in various positions at the Company including Vice President, Finance and Administration, Chief Financial Officer and General Counsel, and Vice President and General Counsel. She holds a Bachelor of Science degree, summa cum laude, from Northeastern University, a Juris Doctor degree from Boalt Hall School of Law of the University of California at Berkeley, and a Master of Business Administration, summa cum laude, from Babson College. The Nominating and Corporate Governance Committee determined that Ms. Chagnon is qualified to serve as a director of the Company because she possesses particular knowledge and experience, including operational and leadership experience, as well as, specific knowledge and experience in the Company’s industry and markets of operation.

Jonathan H. Kagan has been a director since his appointment in February 2010. Since January 2006, Mr. Kagan has been a Managing Principal of Corporate Partners LLC and in addition until February 2009, Mr. Kagan was also a Managing Director of Lazard Alternative Investments LLC. Previously, since 1990 and including the period over the last five years, Mr. Kagan was a Managing Director of Corporate Partners I, and of Centre Partners Management LLC, which managed the Centre Capital funds. He began his career in the investment banking division of Lazard in 1980 and became a General Partner in 1987. At Lazard, Mr. Kagan helped head the corporate finance and capital markets areas. He is or has been a member of the board of directors of a number of NYSE- and NASDAQ-listed companies and private companies. Mr. Kagan received an M.A. from Oxford University and an A.B. from Harvard College. The Nominating and Corporate Governance Committee determined that Mr. Kagan is qualified to serve as a director of the Company because he possesses particular knowledge and experience in financial markets and with several industries including the software industry

Amos Kaminski has been a director of the Company since 1985 and was Chairman of the Board from 1991 through 1996. Mr. Kaminski founded Interfid Ltd., a venture capital firm, in 1984 and has served as its President and on its Board of Directors since its formation. Mr. Kaminski is also the founder, President and Chairman of the Board of Directors of AFA Asset Services, Inc., a private real estate asset management company, and Chairman of the Board of Directors of Interfid Capital, Inc. The Nominating and Corporate Governance Committee determined that Mr. Kaminski is qualified to serve as a director of the Company because he possesses particular knowledge and experience in financial markets and the software industry, as well as, specific knowledge and experience in the Company’s industry and markets of operation.

June 23, 2010

Melvin L. Keating has served as a consultant to various Private Equity firms since October 2008, and as a Board Director. From October 2005 through October 2008, Mr. Keating was President and CEO of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (Nasdaq). From April 2004 through September 2005 he was EVP, CFO and Treasurer of Quovadx Inc. in Denver, CO (Nasdaq). He is currently a director of InfoLogix, Hatboro, PA (Nasdaq). Mr. Keating holds both an MS in Accounting and an MBA in Finance from the Wharton School at the University of Pennsylvania. The Nominating and Corporate Governance Committee determined that Mr. Keating is qualified to serve as a director of the Company because he possesses particular knowledge and experience, including prior operational and leadership experience in the software industry.

David G. Lubrano has been a director of the Company since 1987. Mr. Lubrano is the founder and CEO of 21st Century Investors, a venture capital firm. Mr. Lubrano retired in 1985 from Apollo Computer Inc., a corporation engaged in manufacturing workstations, which he co-founded and where he had been Senior Vice President of Finance and Administration, Chief Financial Officer and a director. The Nominating and Corporate Governance Committee determined that Mr. Lubrano is qualified to serve as a director of the Company because he possesses particular knowledge and experience, including prior operational and leadership experience in the software industry, as well as, specific knowledge and experience in the Company’s industry and markets of operation.

Raul K. Martynek has served as a director of Broadview Networks Holdings, Inc. (“Broadview”), a network-based business communications provider, since August 2007 and Smart Telecom, a Dublin, Ireland-based fiber competitive local exchange carrier, or CLEC, since December 2009. From May 2008 to December 2009, he served as a Senior Advisor to Plainfield Asset Management, where he advised on investment opportunities in the telecommunications sector and advised the boards of portfolio companies on strategic and tactical initiatives. Mr. Martynek served as the Chief Restructuring Officer of Smart Telecom from January 2009 to December 2009. He was President and Chief Executive Officer and a director of InfoHighway Communications Inc. (“InfoHighway”), a CLEC, from November 2003 to July 2007. InfoHighway was acquired by Broadview in May 2007. From March 1998 to November 2003, Mr. Martynek was Chief Operating Officer of Eureka Networks (“Eureka”), a telecommunications company, which acquired InfoHighway in August 2005. From December 1995 to March 1998, he served as an Executive Vice President of Gillette Global Network, a non-facilities based telecommunications carrier that merged with Eureka in 2000. Mr. Martynek received a B.A. in Political Science from SUNY-Binghamton and a Master in International Finance from Columbia University School of International and Public Affairs. The Nominating and Corporate Governance Committee determined that Mr. Martynek is qualified to serve as a director of the Company because he possesses particular knowledge and experience, including prior operational and leadership experience in the software industry.

Charles Ying has been Chairman of the Board since April 1997. He also served as Chief Executive Officer of the Company from May 1997 through October 2003. From January 1992 to January 1996, Mr. Ying served as Chief Executive Officer of Information International Inc., a corporation engaged in the business of designing, manufacturing and marketing computer-based systems that automate document production and publishing. Mr. Ying holds a B.S. and M.S. in

June 23, 2010

Electrical Engineering from the Massachusetts Institute of Technology. The Nominating and Corporate Governance Committee determined that Mr. Ying is qualified to serve as a director of the Company because he possesses particular knowledge and experience, including prior operational and leadership experience in the software industry, as well as, specific knowledge and experience in the Company’s industry and markets of operation.

B)	CORPORATE GOVERNANCE, Page 5

Board of Directors

Structure

Our Board of Directors currently consists of six members and we have two nominees who will bring the total to eight members whose terms come up for reelection annually at our Annual Meeting. The members of the board serve until their successors have been elected and qualified, or until the earlier of their death, resignation or removal.

Our board of directors is currently comprised of five independent directors and one employee director. The two additional nominees are independent directors. Ms. Chagnon, our employee director, has been a member of the Board of Directors since May 2003 and has served as our president and chief executive officer since October 2003.

We believe that our board leadership structure is optimal for the Company because our Chairman of the Board is, based upon his years of industry experience and his former role as chief executive officer of the Company, uniquely able to provide strategic guidance to and oversight of our president and chief executive officer. As our lead director, Mr. Ying also serves as a liaison between the board of directors and our chief executive officer.

Our board conducts an annual self-evaluation in order to determine whether it and its committees are functioning effectively. As part of this self-evaluation, the board evaluates whether the current leadership structure continues to be optimal for the Company and its stockholders.

June 23, 2010

C)	Compensation Table and related tables ( Directors - Page 7 and Named Executive Officers - Page 15)

DIRECTOR COMPENSATION TABLE (1)

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	Option Awards ($) (3)	All Other Compensation ($)	Total ($)

George B. Beitzel	35,000	26,950	—	—	61,950

Amos Kaminski	35,000	26,950	—	—	61,950

David G. Lubrano	35,000	26,950	—	—	61,950

Charles Ying	50,000	26,950	—	—	76,950

(1)	Mr. Kagan was appointed to the Board in February 2010 and did not serve or receive any compensation as a Director during the year ended December 31, 2009.
(2)	Compensation amounts for restricted stock awards represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Share Based Payments” for each of the restricted stock awards made during 2009, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares. These amounts do not represent the actual value that may be realized by the Directors.
(3)	No Stock Options or warrants were granted or issued during 2009 to any of the non-employee directors.

June 23, 2010

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Options/ Warrants ($)(3)	Non-equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)

Anna M. Chagnon President & CEO (Principal Executive Officer)	2009 2008 2007	311,538 294,711 265,000	— — —	53,900 61,500 81,200	107,576 226,070 121,296	— 100,000 200,000	7,350 6,900 6,750	480,364 689,181 674,246

James P. Dore Vice President & CFO (PFO)	2009 2008 2007	192,116 180,769 158,500	— — —	26,950 30,750 40,600	53,788 67,821 121,296	— 55,000 100,000	7,350 6,900 6,750	280,204 341,240 427,146

Costas Kitsos Vice President of Engineering	2009 2008 2007	186,923 176,827 162,750	— — —	26,950 30,750 40,600	53,788 67,821 121,296	— 50,000 100,000	7,350 6,900 6,750	275,011 332,298 431,396

Sampo Kaasila Vice President of Research and Development	2009 2008 2007	186,923 176,827 158,500	— — —	26,950 30,750 40,600	53,788 67,821 121,296	— 50,000 100,000	7,108 6,900 6,750	274,769 332,298 427,146

John S. Collins Vice President and Chief Technology Officer	2009 2008 2007	149,539 141,462 127,000	— — —	26,950 30,750 40,600	53,788 67,821 121,296	— 50,000 100,000	5,986 6,900 6,750	236,263 296,933 395,646

(1)	Payments reported as a cash bonus are disclosed in the Non-Equity Incentive Plan Compensation column and in the Grants of Plan-Based Awards Table below to the extent they do not represent mandatory payments.
(2)	Compensation amounts for 2009, 2008 and 2007 for restricted stock awards represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Share Based Payments” for each of the restricted stock awards made during each year, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares. These amounts do not represent the actual value that may be realized by the NEOs.
(3)	Compensation amounts for 2009, 2008 and 2007 for stock options granted represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Share Based Payments” for each of the awards made during year. For the assumptions used in these valuations, see the Notes to Consolidated Financial Statements in our 2009 audited financial statements included within our Annual Report on Form 10-K.
(4)	Amounts represent the actual annual incentive compensation payments to each officer pursuant to our annual incentive plan. No cash bonus was awarded for 2009 and the bonus amounts for 2008 were paid in February 2009, and the bonus amounts for 2007 were paid in March.

June 23, 2010

(5)	Represents matching contributions by the Company for the account of the Named Executive Officer under the Company’s 401(k) Plan unless otherwise noted.

Proposal 1 – Election of Directors

Nominees for Directors, page 3

3.	Please describe the business experience, without gaps, during the past five years for Messrs. Kagan, Keating and Martynek. Refer to Item 401(e) of Regulation S-K.

In our biography disclosure for Messrs. Kagan, Keating and Martynek, we disclosed their business experience including the the past five years but we propose to clarify that disclosure as edited in the response to your comment 2 above and would utilize this clarified description in future filings.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010.

Compensation Discussion and Analysis, page 12

General

4.	We note your statement on page 12 that “No specific peer group benchmarking activities were performed by the independent consultant during 2009.” Please clarify whether GK Partners or any compensation consultant was engaged to perform any role in determining or recommending executive and/or director compensation other than the limited role excepted under Item 407(e)(3)(iii).

During 2009, GK Partners consulted with and advised the management and Compensation Committee of Bitstream Inc., concerning matters of named executive officer and Board compensation based on their professional expertise and on their familiarity with the Bitstream organization (gained over several years of serving as the executive compensation consultant to senior management and the Board). GK Partners consulting included the following three specific subject matter areas:

1)	GK Partners guided senior management and advised the Board concerning management’s recommended stock options and restricted stock awards granted during 2009. They reviewed the reasonableness (i.e., in the context of historical Bitstream stock compensation awards) of management’s recommendations (including those contained in the CEO’s written communications to the Board) with respect to the type and number of shares of Bitstream stock to be awarded to each of the Named Executive Officers of the Company as authorized by the Company’s 2006 Incentive Compensation Plan.

June 23, 2010

2)	GK Partners advised the CEO concerning proposed adjustments to cash and stock compensation for the non-employee members of the Board of Directors based on their prior years’ Bitstream Board compensation benchmarking efforts, and relying upon their general familiarity with (then) current rates of compensation for external Directors of similarly-sized public companies (i.e., such familiarity having been attained through their ongoing proprietary consulting practice among such public companies).

3)	GK Partners assisted management and the Compensation Committee in administering the process by which the qualitative and quantitative 2008 performance of the named executive officers (individually and as a group) was evaluated, and the process by which the individual cash bonuses that were paid in 2009 for 2008 performance was determined.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010.

Base Salary, page 12

5.	Please clarify how the amount of increase for each named executive officer was determined. To the extent the factors supporting base salary increases differed for one or more of the named executive officers, please include a discussion of those varying factors and how the factors affected the amount of increase each named executive officer received.

The Compensation Committee did not approve or award any increases in base salaries for any of the named executive officers during 2009. No external marketplace benchmarking was performed during 2009.

The salary amounts earned for 2009 are higher as compared to 2008 salary amounts earned in the Summary Compensation Table on Page 15 as salary increases of named executive officers were effective after February 2008 and thus a portion of 2008 was earned and paid based on a lower salary amount.

In future filings we will footnote and reference any salary changes or lack of changes in the Summary Compensation Table.

June 23, 2010

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010.

Long-Term Incentive Awards, page 13

6.	It appears that the long-term incentive awards were based in part on data compiled by your independent compensation consultant regarding awards granted by comparable companies based on industry and revenue. It appears, therefore, that peer group information was material to this element of your compensation determinations and that the parameters with respect of the compensation range considered and the companies comprising the peer group should be disclosed. Please tell us how you considered Item 402(b)(2)(xiv) of Regulation S-K. Refer also to Question and Answer 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

On page 13 of the proxy, we incorrectly included the following sentence that states. “In addition, we use data compiled by our independent compensation consultant on awards granted by comparable companies based on industry and revenue”. No benchmark analysis was performed and no such long-term stock compensation data was provided the Company during 2009. Therefore, no specific 2009 benchmark results can be cited and no peer group companies can be identified.

In future filings, if GK Partners is commissioned by Bitstream to conduct and report on marketplace benchmark compensation analyses, we would disclose the identities of the selected peer group companies, and would provide a description of how any information concerning the present value of stock compensation to the named executive officers of the comparator companies was utilized by our Compensation Committee in determining any stock compensation awards to the named executive officers of Bitstream.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010.

Executive Agreements, page 18

7.	Please file the executive severance agreements as exhibits to your Form 10-K or tell us why you believe the agreements are not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please ensure that you identify in the exhibits list each management contract or compensatory plan or arrangement required to be filed. Refer to Item 15(a)(3) of Form 10-K.

The Company entered into severance agreements with its named executive officers on April 15, 2010 and filed these agreements on Form 8-K on April 28, 2010. Prior to April 15, 2010 none of the named executive officers was a party to any management contract and thus there was no management contract agreement to file as an exhibit to our Form 10-K filed on March 31, 2010.

June 23, 2010

In future filings we will file these executive severance agreements as exhibits by incorporating by reference this Form 8-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010)

8.	Please provide the information required by Item 404(d) of Regulation S-K.

There were no related party transactions during 2009 and thus no transaction to review or approve. We propose to disclose this by adding the following paragraph to the Corporate Governance section of the proxy statement after the Code of Business Conduct and Ethics paragraph which is on page 5 of the proxy statement for the May 27, 2010 annual meeting.

Certain Business Relationships and Transactions

All related party transactions are reviewed, and reported to and, if required, approved by, our board of directors or audit committee, as applicable. The term “related party transactions” refers to transactions required to be disclosed in our filings with the SEC pursuant to Item 404 of Regulation S-K. During 2009 the Company did not enter into any related party transactions requiring approval or disclosure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Form 10-K for the fiscal year ended December 31, 2009.

Sincerely,

/s/ James P. Dore
James P. Dore
Vice President and Chief Financial Officer
Bitstream Inc.